NEXA ANNOUNCES FILING OF ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED 2025 AND PUBLICATION OF MINING REPORT

Luxembourg, March 26, 2026 - Nexa Resources S.A. (“Nexa Resources”, “Nexa” or the “Company”) (NYSE Symbol: “NEXA”) announces that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2025, with the U.S. Securities and Exchange Commission on (www.sec.gov/edgar) and on SEDAR+ in Canada (www.sedarplus.ca).

The annual report on Form 20-F is also available on Nexa’s Investor Relations website accessible at: ir.nexaresources.com. The Company’s shareholders may receive a hard copy of Nexa’s complete audited financial statements, free of charge, upon request.

Nexa also announces that it has filed its updated report on Mineral Reserves and Mineral Resources estimates as of December 31, 2025 (“Mining report” or “MRMR report”), prepared in accordance with the Canadian National Instrument 43-101 (“NI 43-101”), on SEDAR+.

About Nexa

Nexa is a large-scale, low-cost, integrated polymetallic producer, with zinc as our main product. We have over 65 years of experience developing and operating mining and smelting assets in Latin America. We currently own and operate five polymetallic mines – four long-life underground (two in the Central Andes region of Peru and two in Brazil, in the states of Minas Gerais and Mato Grosso) and one open-pit mine in the Central Andes region of Peru. We also own and operate three zinc smelters – two in the state of Minas Gerais, Brazil (Três Marias and Juiz de Fora), and one in Lima, Peru (Cajamarquilla), which is the largest zinc smelter in the Americas.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). Forward-looking statements contained in this news release may include, but are not limited to, zinc and other metal prices and exchange rate assumptions, projected operating and capital costs, metal or mineral recoveries, head grades, mine life, production rates, and returns; the Company’s potential plans; the estimation of the tonnage, grade and content of deposits and the extent of mineral resource and mineral reserve estimates; timing of commencement of production; exploration potential and results; the timing and receipt of necessary permits for future operations; and the impacts of COVID-19 on our operations.

These statements are based on information currently available to the Company and the Company provides no assurance that actual results and future performance and achievements will meet or not differ from the expectations of management or qualified persons. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental, or other risks that could materially affect the potential development of the Project, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production, our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project evaluation, estimation of Mineral Reserves and/or Mineral Resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management and qualified persons considering their experience are inherently subject to significant uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

For further information, please contact:

Investor Relations Team

ir@nexaresources.com

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